

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

Filed in the office of	Document Number
[signature]	**20090851692-92**
	Filing Date and Time
Ross Miller	**12/11/2009 9:40 AM**
Secretary of State	Entity Number
State of Nevada	**C30795-2002**

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Smartmetric, Inc.

2: The articles have been amended as follows: (provide article numbers, if available)

The articles of incorporation is hereby amended by replacing Article III, in its entirety with the following:

ARTICLE III

The total authorized capital stock of the Corporation shall be 205,000,000 shares consisting of 200,000,000 shares of Common Stock, par value $0.001 per share and 5,000,000 shares of Preferred Stock, par value $0.001 per share.

A statement of the preferences, privileges, and restrictions granted to or imposed upon the respective class

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:

4. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X *[signature]*

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 3-6-09

CERTIFICATE OF AMENDMENT TO THE

<u>ARTICLES OF INCORPORATION</u>

OF

SMARTMETRIC, INC.

The undersigned, Chief Executive Officer of Smartmetric, Inc. (the "Corporation"), does hereby certify as follows:

FIRST: The name of the corporation is:

SMARTMETRIC, INC.

SECOND: The articles of incorporation of the Corporation is hereby amended by replacing Article III, in its entirety, with the following:

<u>ARTICLE III</u>

The total authorized capital stock of the Corporation shall be 205,000,000 shares consisting of 200,000,000 shares of Common Stock, par value $0.001 per share and 5,000,000 shares of Preferred Stock, par value $0.001 per share.

A statement of the preferences, privileges, and restrictions granted to or imposed upon the respective classes of shares or the holders thereof is as follows:

      A.   <u>Preferred Stock</u>. The Preferred Stock, or any series thereof, shall have such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as shall be expressed in the resolution or resolutions providing for the issue of such stock adopted by the Board of Directors and may be made dependent upon facts ascertainable outside such resolution or resolutions of the Board of Directors, provided that the matter in which such facts shall operate upon such designations, preferences, rights and qualifications; limitations or restrictions of such class or series of stock is clearly and expressly set forth in the resolution or resolutions providing for the issuance of such stock by the Board of Directors.

      B. <u>Common Stock</u>. The terms of the 200,000,000 Common Shares of the corporation shall be as follows:

      (1) Dividends. Whenever cash dividends upon the Preferred Stock of all series thereof at the time outstanding, to the extent of the preference to which such shares are entitled, shall have been paid in full for all past dividend periods, or declared and set apart for payment, such dividends, payable in cash, stock, or otherwise, as may be determined by the Board of Directors, may be declared by the Board of Directors and paid from time to time to the holders of the Common Stock out of the remaining net profits or surplus of the corporation.

      (2) Liquidation. In the event of any liquidation, dissolution, or winding up of the affairs of the corporation, whether voluntary or involuntary, all assets and funds of the corporation remaining after the payment to the holders of the Preferred Stock of all series thereof of the full amounts to which they shall be entitled as hereinafter provided, shall be divided and distributed among the holders of the Common Stock according to their respective shares.

      (3)   Voting rights. Each holder of a Common Stock shall have one vote in respect of each share of such stock held by him. There shall not be cumulative voting.

THIRD: The amendment of the articles of incorporation herein certified has been duly adopted by unanimous written consent of the Corporation's Board of Directors and stockholders holding a majority of the outstanding shares of common stock of the Corporation in accordance with the provisions of Section 78.315 and 78.320 of the Nevada Revised Statutes.

IN WITNESS WHEREOF, the Corporation has caused its corporate seal to be hereunto affixed and this Certificate of Amendment of the Corporation's Articles of Incorporation, as amended, to be signed by Colin Hendricks, its Chief Executive Officer, this 9th day of December, 2009.

SMARTMETRIC, INC.

Colin Hendricks
Chief Executive Officer